UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of
April 2024

Commission File Number 000-21218

GILAT SATELLITE NETWORKS LTD.

(Translation of registrant’s name into English)

Gilat House, 21 Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K:

Exhibit No.	Description
99.1	Notice of Annual General Meeting of Shareholders
99.2	Proxy Statement for the Annual General Meeting of Shareholders
99.3	Proxy Card for the Annual General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILAT SATELLITE NETWORKS Ltd.
(Registrant)

Date: April 4, 2024	By:	/s/ Doron Kerbel
	Name:	Doron Kerbel
	Title:	General Counsel and Secretary

EXHIBITS

Exhibit No.	Description
99.1	Notice of Annual General Meeting of Shareholders
99.2	Proxy Statement for the Annual General Meeting of Shareholders
99.3	Proxy Card for the Annual General Meeting of Shareholders